EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Earnings:
Net income	$126	$95	$415	$234	$260	$228	$277
Income tax provision	18	9	50	75	135	118	140
Interest expense	355	261	1,141	863	852	916	1,458

Total earnings (a)	$499	$365	$1,606	$1,172	$1,247	$1,262	$1,875

Fixed charges - interest expense (b)	$355	$261	$1,141	$863	$852	$916	$1,458

Ratio of earnings to fixed charges (a/b)	1.41	1.40	1.41	1.36	1.46	1.38	1.29